Exhibit 15.1

ICA AB and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2004, 2003 (unaudited)

and 2002 (unaudited)

ICA AB and Subsidiaries

Index

Years Ended December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

Page(s)
Report of Independent Registered Public Accounting Firm.................................................................................................	1

Financial Statements of ICA AB (1)

Consolidated Income Statements Years Ended December 31, 2004, 2003 (unaudited) and 2002 (unaudited).........................	2

Consolidated Balance Sheets December 31, 2004 and 2003 (unaudited)..................................................................................	3–4

Consolidated Statements of Cash Flows Years Ended December 31, 2004, 2003 (unaudited) and 2002 (unaudited)..............	5

Notes to Consolidated Financial Statements...............................................................................................................................	6–42

(1)	The consolidated financial statements of ICA AB, an investee of Koninklijke Ahold N.V. (“Royal Ahold”) are included in this Annual Report on Form 20-F of Royal Ahold to comply with Rule 3-09 of Regulation S-X of the U.S. Federal Securities Laws.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ICA AB

We have audited the accompanying consolidated balance sheet of ICA AB (formerly ICA Ahold AB) (the “Company”) as of December 31, 2004, the consolidated income statement and statement of cash flows for the year then ended (all expressed in Swedish Kronor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financing reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Sweden.

/s/ Deloitte & Touche AB

Malmö, Sweden

June 10, 2005

ICA AB and Subsidiaries

Consolidated Income Statements (Amounts in million of SEK)

Years Ended December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

	Note	2004	2003	2002
			(unaudited)	(unaudited)
			(As Restated, see Note 2)
Net sales	3	71,810.9	71,980.4	70,907.5
Selective purchase taxes		(197.0)	(194.0)	(141.0)
Costs of goods sold		(62,612.8)	(62,954.0)	(61,874.4)

Gross profit		9,001.1	8,832.4	8,892.1

Selling expenses		(5,106.6)	(5,138.4)	(4,732.6)
Administrative expenses	10	(2,535.4)	(1,971.1)	(2,341.1)
Other operating income		543.8	1,297.4	606.0
Income from associated companies	3,15	426.2	51.0	68.1
Goodwill amortization and impairments	12	(463.4)	(403.5)	(444.3)

Operating income	3,4,5,6,7	1,865.7	2,667.8	2,048.2

Earnings on financial investments
Earnings on other securities and receivables classified as financial fixed assets	9	6.6	2.7	7.7
Interest and other financial income	9	107.3	151.4	106.9
Interest and other financial expenses	9	(250.6)	(466.3)	(565.9)

Net financial expense		(136.7)	(312.2)	(451.3)

Income before tax and minority interest		1,729.0	2,355.6	1,596.9

Income taxes	11	(212.8)	(113.1)	(280.8)
Minority interest in earnings		1.4	(4.0)	(27.7)

Net income		1,517.6	2,238.5	1,288.4

The accompanying notes are an integral part of these consolidated financial statements.

ICA AB and Subsidiaries

Consolidated Balance Sheets (Amounts in million of SEK)

As of December 31, 2004, and 2003 (unaudited)

	Note	2004	2003
			(unaudited)
			(As Restated see Note 2)
Assets
Non-current assets
Intangible fixed assets
Capitalized software development expenses	12	249.9	279.1
Goodwill	12	1,458.3	1,896.4
Other intangible fixed assets	12	89.9	86.8
Tangible fixed assets
Buildings and land	13	8,690.6	8,747.2
Leasehold improvements	13	319.6	85.4
Equipment, tools and installments	13	2,394.9	2,418.9
Construction in progress	13	713.2	387.7
Financial fixed assets
Shares in unconsolidated subsidiaries	14	43.4	64.4
Shares in associated companies	14,15	178.2	2,264.0
Receivables from associated companies - non-current	25	249.9	182.4
Shares in tenant-owner association		43.7	50.3
Other long-term securities holdings	14	12.0	11.3
Loans receivable, net		1,052.4	1,265.6
Deferred tax assets	11	126.8	97.9

Total non-current assets		15,622.8	17,837.4

Current assets
Inventories		3,307.4	3,424.4
Current accounts receivable
Trade accounts receivable, net		2,769.5	2,526.5
Accounts receivable from shareholders	25	109.4	34.0
Accounts receivable from unconsolidated subsidiaries		128.3	96.8
Accounts receivable from associated companies - current	25	1.1	54.8
Income taxes receivable		—	0.8
Other accounts receivable		3,332.4	1,365.1
Accrued income and prepaid expenses	16	1,301.0	1,713.4
Short-term investments		2,600.6	3,852.4
Cash and cash equivalents		510.8	623.2

Total current assets		14,060.5	13,691.4

Total assets		29,683.3	31,528.8

The accompanying notes are an integral part of these consolidated financial statements.

ICA AB and Subsidiaries

Consolidated Balance Sheets (Amounts in million of SEK)

As of December 31, 2004, and 2003 (unaudited)

	Note	2004	2003
			(unaudited)
			(As Restated, see Note 2)
Shareholders’ equity, provisions and liabilities
Restricted equity
Share capital (5,000,000 shares authorized, issued and outstanding)	18	500.0	500.0
Restricted reserves	18	1,800.3	1,853.0

Total restricted equity		2,300.3	2,353.0

Non-restricted equity
Non-restricted reserves	18	3,580.8	7,577.4
Net income of the period	18	1,517.6	2,238.5

Total non-restricted equity		5,098.4	9,815.9

Total shareholders’ equity		7,398.7	12,168.9

Provisions
Provisions for pensions	19	729.9	671.7
Deferred tax liabilities	11	697.0	721.7
Other provisions	19	106.4	150.0

Total provisions		1,533.3	1,543.4

Minority interest		33.2	20.8
Non-current liabilities
Liabilities to credit institutions - non-current	20	130.3	96.2
Other non-current liabilities		116.7	57.2

Total non-current liabilities		247.0	153.4

Current liabilities
Liabilities to credit institutions - current	20	7,418.5	4,078.8
Other current financial liabilities		0.4	0.7
Interest bearing financial deposits		5,219.5	4,451.3
Accounts payable		4,839.0	6,311.3
Liabilities to shareholders	25	0.5	17.7
Liabilities to unconsolidated subsidiaries		147.3	135.0
Liabilities to associated companies	25	0.7	0.7
Income taxes payable		31.5	160.7
Other current liabilities		748.1	524.3
Accrued expenses and deferred income	17	2,065.6	1,961.8

Total current liabilities		20,471.1	17,642.3

Total shareholders’ equity, provisions and liabilities		29,683.3	31,528.8

Pledged assets and contingent liabilities
Pledged assets	21	139.3	216.6
Contingent liabilities	21	294.9	278.6

The accompanying notes are an integral part of these consolidated financial statements.

ICA AB and Subsidiaries

Consolidated Statements of Cash Flows (Amounts in million of SEK)

Years Ended December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

	Note	2004	2003	2002
			(unaudited)	(unaudited)
			(As Restated, see Note 2)
Cash flows from operating activities
Net income		1,517.6	2,238.5	1,288.4
Depreciation and amortization	12,13	1,395.5	1,555.6	1,567.3
Impairments	12,13,14	378.9	443.9	418.7
Minority interest in earnings		1.4	4.0	27.7
Undistributed earnings in associated companies	14	(300.7)	22.4	(102.9)
Gains on sales of financial and fixed assets	8,9	(325.8)	(1,183.8)	(483.2)
Interest income	9	(107.3)	(151.4)	(106.9)
Interest expense	9	234.2	434.4	552.5
Income taxes		(128.4)	129.4	(137.6)
Changes in:
Inventories		117.0	6.9	(443.8)
Trade accounts receivable		(243.0)	255.9	503.2
Short-term investments		1,251.8	(870.1)	(815.1)
Other assets	23	(1,600.9)	(680.1)	(495.3)
Deferred taxes		(53.6)	(190.1)	101.1
Accounts payable		(1,472.3)	381.3	496.9
Provisions		14.6	(65.8)	178.9
Interest bearing deposits		768.2	662.9	975.4
Other liabilities	23	322.7	(161.1)	(325.5)

Net cash provided by operating activities		1,769.9	2,832.8	3,199.8

Cash flows from investing activities
Investments in tangible and intangible fixed assets	12,13	(2,595.0)	(2,851.9)	(3,748.5)
Proceeds from sales of tangible and intangible fixed assets		1,112.3	3,741.7	1,263.1
Investments in financial assets		(1.9)	(120.3)	(11.1)
Proceeds from sales of financial assets		14.4	117.4	11.3
Issuance of loans receivable		(59.2)	(266.8)	(789.6)
Receipts from loans receivable		387.0	375.3	1,066.4
Investments in associated companies and unconsolidated subsidiaries		(150.9)	—	(175.7)
Proceeds from disposals of associated companies and unconsolidated subsidiaries		2,508.0	—	16.7

Net cash provided by (used in) investing activities		1,214.7	995.4	(2,367.4)

Cash flows from financing activities
Payments to minority interest holders		—	(223.5)	(15.5)
Receipts from minority interest holders		11.0	—	—
Repayments of debt		(318.9)	(3,932.0)	(1,225.2)
Proceeds from borrowings		3,501.2	107.6	603.5
Paid-in capital by shareholders	18	—	73.4	—
Dividends paid	18	(6,228.4)	(664.0)	(589.2)

Net cash used in financing activities		(3,035.1)	(4,638.5)	(1,226.4)

Change in cash and cash equivalents during the period		(50.5)	(810.3)	(394.0)
Cash and cash equivalents
Beginning of the period		623.2	984.9	1,335.9
Currency differences		(61.9)	448.6	43.0

End of the period		510.8	623.2	984.9

The accompanying notes are an integral part of these consolidated financial statements.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

1.	Basis of presentation and significant accounting policies

Formation of the Company and purpose of these financial statements

ICA AB (formerly known as “ICA Ahold AB”, also referred to as the “Company”) began operations in 1917 in Sweden. ICA Ahold AB was created in December 1999 shortly after the signing of the preliminary partnership agreement between ICA Förbundet Invest AB (“ICA Förbundet”) of Sweden, Canica AS of Norway, and Royal Ahold of the Netherlands contemplating their investment the operations of ICA AB, the then parent of the operations of ICA. ICA Ahold AB was created to act as a holding company, facilitating this partnership structure. Both Canica AS and ICA Förbundet contributed their shares in ICA AB to ICA Ahold AB in exchange for share ownership in ICA Ahold AB. Cash contributed by Royal Ahold to ICA Ahold AB, in exchange for share ownership in ICA Ahold AB, was largely used to fund an offer to the remaining 3,900 shareholders of ICA AB for outstanding B and C shares in ICA AB. Upon the acceptance by more than 99 percent of the remaining shareholders at the end of April 2000, Royal Ahold funded its investment in ICA Ahold AB and ICA Ahold AB purchased the shares from the remaining shareholders. Accordingly, operations of the partnership in this form of ownership commenced May 1, 2000. For the purposes of these financial statements, ICA Ahold AB is referred to as ICA AB.

The formation of the ICA Group, in its present ownership structure, was not accounted for using the purchase method of accounting. Instead, the transaction on May 1, 2000 was deemed a reorganization of the business between shareholders, none of which controlled the ICA Group, to allow a new investor, Royal Ahold, to acquire through a tender offer a less-than-majority portion of shares in the business, largely from investors who ceased being shareholders in the ICA Group. All of the outstanding assets and liabilities of ICA AB became assets and liabilities of the ICA Group, which maintained its management, employees, and offices and continued the same business. Accordingly, ICA Ahold recognized the assets and liabilities transferred at their carrying amounts in the accounts of the ICA AB at May 1, 2000. The excess of the consideration paid by Royal Ahold in the transaction, measured as the price of the shares in the tender offer multiplied by the total number of shares offered, over its proportional share of the net assets of the ICA Group, were recognized by Royal Ahold as goodwill on its equity investment in ICA Ahold. This goodwill is not recorded in the financial statements of the ICA Group because push down accounting is not permitted if less than 80% of an equity is acquired.

According to the Shareholders’ Agreement among Royal Ahold, Canica AS and ICA Förbundet, Canica AS held a put option. During 2004, Canica AS exercised its put option which forced Royal Ahold to purchase all of Canica AS’s shares. Subsequently, Royal Ahold entered into an agreement with ICA Förbundet to purchase from Royal Ahold half of the shares of ICA AB that Royal Ahold acquired as a result of the exercise of Canica AS’s put option. The exercise of the option in conjunction with the sale of Canica AS’s shares to ICA Förbundet resulted in Royal Ahold holding 60 percent of ICA AB’s shares while ICA Förbundet holds 40 percent. The Shareholders’ Agreement does not allow Royal Ahold to acquire control as a result of this transaction. On November 4, 2004, ICA AB paid a special dividend of SEK 5,500 million to ICA Förbundet and Royal Ahold.

These consolidated financial statements of ICA AB have been prepared to assist Royal Ahold in satisfaction of its periodic reporting requirements with the Securities and Exchange Commission of the United States of America (“SEC”) pursuant to Rule 3-09 of Regulation S-X of U.S. Federal Securities Laws.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

The Company’s business

The Company’s primary businesses are located in Sweden and Norway, with other operations in the Baltic countries and in Denmark. The Company’s marketing is based on strong brands, ICA in Sweden and RIMI in Norway and the Baltic countries.

In Sweden, the Company operates extensive wholesale, retail and real estate businesses that support the more than 1,700 retail stores in Sweden, most of which are operated as franchises. In addition, the Company operates a food distribution service in Sweden supplying products to convenience stores as well as the restaurant and catering sectors. Through a joint venture arrangement, the Company operates a growing number of discount retail stores in Sweden. The Company also sells and develops financial services for private individuals in Sweden.

In Norway, the Company operates extensive wholesale, retail and real estate businesses that support the more than 1,000 retail stores in Norway, most of which are Company-owned. In addition, the Company operates a food distribution service in Norway.

In the Baltic countries and in Denmark, ICA AB is primarily involved in retail store operations. Through its investment in the joint venture Statoil Detaljhandel Skandinavia AS, ICA AB operates more than 1,300 service stations throughout Scandinavia. This joint venture was sold in the second half of 2004.

Reporting currency

These consolidated financial statements have been prepared in SEK. References to “SEK”, “Swedish krona” or “Swedish kronor” are to the lawful currency of Sweden.

Accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”) and, thus, have been prepared in accordance with the Swedish Annual Accounts Act, as well as in accordance with recommendations and statements from the Swedish Accounting Standards Board (“Bokföringsnämnden”). The Company’s accounting policies, as described below, have been applied consistently in all periods presented.

Rule 3-09 of Regulation S-X of U.S. Federal Securities Laws requires that the Company provide qualitative footnote disclosures discussing the areas of difference in accounting principles, practices and methods used in preparing the Swedish GAAP financial statements from those in the United States of America. Swedish GAAP varies in certain respects from US GAAP. Information relating to the nature of such differences is described in Note 26.

Consolidation of subsidiaries and accounting for other entities

The consolidated financial statements of the Company include all entities that are controlled by ICA AB, other than those retail store subsidiaries excluded for the reasons set out further below. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control exists when ICA AB owns, directly or indirectly through subsidiaries, more than one-half of the voting power of an entity unless, there are other factors which demonstrate that such ownership does not constitute control. Similarly, ICA AB can have control over another entity even when ICA AB owns one-half or less of the voting power of such other entity. Transactions between entities, which are consolidated into ICA AB are eliminated in consolidation.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

Most Norwegian retail stores are controlled by the Company and operate as branches and accordingly are consolidated by ICA AB, while third-party individual retailers own and operate Swedish retail stores under franchise arrangements. Consequently, these Swedish stores are not consolidated by ICA AB. In the Baltic countries and in Denmark, all retail stores are owned and consolidated by ICA AB. During 2004, ICA Danmark A/S and Denmark’s Dagrofa A/S signed an agreement on the sale of shares in ISO-ICA A/S located in Denmark.

From time to time, ICA AB creates and operates certain retail store entities in Sweden for a period of time pending transfer of ownership to a franchisee. These retail store entities are not consolidated by ICA AB as ownership is intended to be temporary and it is not the Company’s business model in Sweden to own and operate the store beyond a reasonable start-up period. Further, the Company views the use of the equity method of accounting as representing a true and fair view of these transactions. Similarly, ICA AB may purchase a franchised store from the franchisee pending re-assignment of the store to a new franchisee. ICA AB does not consolidate the store during the temporary ownership period. As a result, transactions between ICA AB and such retail store entities, including sales of products from the Company’s inventory to the store entities, are not eliminated in the consolidated financial statements of ICA AB. Instead, transactions with temporarily-owned retail stores are recorded in a similar fashion as transactions with associated companies, as described below.

The Company maintains ownership interests in certain entities, but does not control these entities. Accordingly, the Company does not consolidate such entities, instead, applying the equity method of accounting or the cost method of accounting to each entity, based upon the level of influence that the Company has over the entities’ operations. The Company applies the equity method of accounting to those entities over which the Company exercises significant influence – that is, the power to participate in the financial and operating policy decisions of the investee. The Company applies the cost method of accounting when the Company does not have significant influence . If the Company holds, directly or indirectly through subsidiaries, 20 percent or more of the voting power of the investee, it is presumed that the Company does have significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the Company holds, directly or indirectly through subsidiaries, less than 20 percent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be clearly demonstrated.

The Company applies the equity method of accounting to associated companies – a term describing entities over which the Company has significant influence (primarily the Company’s joint venture arrangements). Under the equity method of accounting, the Company’s investment is initially recorded at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profits or losses of the investee. Distributions received from an investee reduce the carrying amount of the investment. Transactions with equity investees are not eliminated.

Under the cost method, the Company records its investment in the investee at cost. The Company recognizes income only to the extent that it receives distributions from the accumulated net profits of the investee arising subsequent to the date of acquisition by the Company. Distributions received in excess of such profits are considered a recovery of investment and are recorded as a reduction of the cost of the investment.

Revenue recognition

Revenues from the sale of wholesale products and from the Company’s food service business are recognized when inventory is delivered to the third-party retailer, as wholesale revenue is

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

not subject to the successful retail sale. Revenues from the sale of retail products from Company-owned retail stores are recognized when products are purchased by the consumer (point of sale in the retail store). Revenue is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts and volume rebates allowed by the Company. Revenue is recorded net of any value-added taxes that are to be remitted to the government. However, under Swedish GAAP, selective purchase taxes related to alcohol sales are reported gross.

Revenue is recognized from royalties and profit sharing based on the specific terms and conditions of each contractual arrangement.

Revenue from the sale of real estate (or shares in companies that hold real estate as a sole or primary asset) is normally recognized when legal title of the real estate (or shares in companies that hold real estate as a sole or primary asset) passes to the buyer. However, in some jurisdictions the equitable interest in a property may vest in the buyer before legal title passes and therefore the risks and rewards of ownership have been transferred at that stage. In such cases, provided that the Company has no further substantial acts to complete under the contract, revenue is recognized. In instances where the Company has not received full payment of the selling price from the buyer, the Company delays recognition of revenue if there is insufficient evidence of the buyer’s commitment to complete payment.

Inventories and vendor allowances

Inventories, comprising primarily wholesale and retail grocery products, are stated at the lower of cost or net realizable value on a first-in, first-out basis. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, net of vendor allowances applicable to inventory. The cost of inventories is determined using the acquisition cost less obsolescence.

The Company receives various types of vendor allowances in the form of up-front payments (lump-sum payments or prepaid amounts), rebates (in the form of cash or credits), and other forms of payments that effectively reduce the Company’s cost of goods purchased from a vendor or the cost of promotional activities conducted by the Company that benefit the vendor.

Vendor allowances are only recorded if evidence of a binding arrangement exists with the vendor and the amounts that will be received are both probable and estimable. Evidence of an arrangement takes different forms. Arrangements with vendors are principally evidenced by written contracts. In the absence of written contracts, other documentation evidencing an arrangement are: (i) documentation received from vendors, including end-of-period settlement statements (ii) vendor presentation materials (iii) term sheets and (iv) e-mails or other documentation specifying the terms and conditions of the vendor allowance receivable. The Company only considers these forms of documentation binding when they are consistent with historical business practices of a vendor and when settlement has occurred subsequent to the balance sheet date or is reasonably assured.

The most common allowances offered by vendors are (i) volume rebates, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (ii) promotional allowances, which relate to cooperative advertising and market development efforts. The timing of recognition depends on the facts and circumstances as described below for the various types of arrangements.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

Slotting and stocking allowances that are paid by vendors in return for introducing their new products in a store, and up-front payments by vendors and rebates received relating to volume of products purchased, are all volume rebates recognized on a systematic basis as a reduction of the costs of goods sold of the related products as they are sold. If these volume rebates are contingent on achieving certain minimum volume targets, the rebates are accrued only to the extent it is probable that the minimum volume targets will be achieved and the amount of the rebate can be reasonably estimated. Accrued allowances are recognized in cost of sales when the products to which the vendor rebates relate are sold. Accordingly, a portion of volume rebates earned during a period are recorded as a reduction of unsold inventory balances at the end of the period.

Scan billback volume rebate programs involve amounts billed back to vendors based on scan data, in some cases adjusted to compensate for scanning errors and/or administrative costs. These rebates are recognized as an offset to cost of sales when the related products are scanned at the point-of-sale.

Promotional allowance payments from vendors representing promotional activities are recorded as a reduction of the cost of the related products when the advertising or other marketing activities specified in the contract are performed by the Company for the vendor. If no specific performance criteria are defined in the contract, the allowance is deferred over the term of the contract. Upon the sale of the related products the promotional allowance is recognized as a reduction of cost of sales.

Other vendor allowances mainly relate to promotional display allowances paid by vendors in return for displaying their products in a specific manner or location and other lump sum payments. These payments are also considered to be a discount on the products purchased and are recorded as such over the term of the agreement if a specific commitment term is indicated or upon completing the criteria indicated in the contract. These allowances are recognized as a reduction of the cost of sales upon the sale of the related product.

Capitalization, amortization and impairment of software development costs

Direct costs, including license and consulting fees, relating to the development of software for internal use are capitalized. Only development expenditures are capitalized. General and administrative and training costs are expensed as incurred. Amortization is calculated over the anticipated useful life of the software assets, ranging from three to five years.

Capitalized software development costs are subject to periodic impairment tests when circumstances indicate that an impairment may exist. In determining whether impairments exist, the Company groups its assets at the lowest level of identifiable cash flows. If the carrying amount of an asset (or asset group) exceeds its recoverable amount, which is the greater of its net selling price and value in use, an impairment loss is recognized in an amount equal to the difference.

Capitalization, amortization and impairment of goodwill

The Company accounts for business acquisitions under the purchase method of accounting, whereby the assets and liabilities acquired are recorded at their fair value at the date of acquisition. When the Company acquires a business, the excess of the consideration paid over the fair value of the net assets acquired is recorded as goodwill. Brand names, customer relationships and other intangible assets acquired as part of a business combination are not recognized separately from goodwill but rather are considered an inseparable, integral part of

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

goodwill. The Company amortizes goodwill over a period of not more than 20 years and goodwill related to individual stores is amortized over a period not more than 10 years.

Goodwill that arises from business acquisitions made by the Company is tested for impairment when circumstances indicate that an impairment may exist. In determining whether impairments exist, the Company compares the carrying amount of the net assets of the acquired business to the present value of expected future cash flows that the Company will generate from the acquired business. If the carrying amount of the net assets exceeds the discounted future cash flows, an impairment loss is recorded against the goodwill in the amount of the excess.

Capitalization, depreciation and impairment of tangible fixed assets

Tangible fixed assets include all direct costs necessary to get the asset into its intended form of use. For an asset which is constructed over a period of time, interest costs during the construction period are capitalized as part of the cost of the asset. Tangible fixed assets are depreciated on a straight-line basis to their estimated residual value over the following number of years:

Buildings	20 - 40 years
Leasehold improvements	6 - 20 years
Store equipment and trucks	7 years
Other equipment	3 - 5 years

Tangible fixed assets, other than land, are depreciated regardless of whether they are held and used in the business or held for sale.

Tangible fixed assets are subject to periodic impairment tests when circumstances indicate that an impairment may exist. In determining whether or not impairments exist, the Company groups its assets at the lowest level of identifiable cash flows. If the carrying amount of an asset (or asset group) exceeds its recoverable amount, which is the greater of its net selling price and value in use, an impairment loss is recorded in an amount equal to the difference.

Allowances for loan losses and doubtful accounts receivable

Accounts receivable and loans receivable are carried at estimated net realizable value. Allowances are recorded, if necessary, in an amount considered by management to be sufficient to meet future losses related to the collectibility of the accounts or loans receivable.

Lease and sales-leaseback transactions

The Company enters into various lease agreements, primarily concerning real estate, whereby the Company is either the lessee or the lessor under the contract.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership to the lessee. For a finance lease where the Company is the lessee, the Company records the leased asset on its consolidated balance sheet along with a lease obligation in the amount of the present value of the future disbursements under the contract not to exceed the fair value of the leased asset. The Company then depreciates the asset over the term of the lease and allocates payments made under the contract between interest on the lease obligation and a reduction of the lease obligation. For a finance lease where the Company is the lessor, the Company removes the asset from its consolidated balance sheet and records a lease receivable in the amount of the present value of the amounts receivable under the

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

contract. Then the Company allocates amounts earned under the contract between interest on the lease receivable and a reduction of the lease receivable.

The Company classifies leases as operating leases if the lease does not transfer substantially all the risks and rewards incidental to ownership to the lessee. For an operating lease where the Company is the lessee, the Company expenses all rental payments incurred under the contract and does not account for the leased asset on its balance sheet. For an operating lease where the Company is the lessor, the Company continues to carry the asset on its consolidated balance sheet, and continues to depreciate the asset, and the Company accounts for amounts earned from operating leases as rental revenue.

The Company enters into sale and leaseback arrangements with various third parties, whereby the Company sells real estate and simultaneously leases it back from the purchaser either for the Company’s own active use (typically a warehouse or a Company-owned retail store) or to sublease the property to third parties (typically franchise operated retail stores). In other instances, the agreements provide the Company with an option to repurchase the real estate at fair value. The leaseback arrangements are classified based on the application of the above described lease classification policies. All of the Company’s sale and leaseback arrangements are transacted at fair value with the gain or loss on the sale recognized immediately in the consolidated income statement.

Restructuring provisions

The Company records provisions for facilities to be closed or divested and severance and other personnel costs directly related to the closure or divestment (collectively, “restructuring costs”) when the Company has a constructive obligation to incur the restructuring costs. A constructive obligation to restructure arises when the Company has a sufficiently detailed plan of restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Provisions recorded for restructurings include only the direct expenditures arising from the restructuring, which are both sufficiently detailed and not associated with the ongoing activities of the Company.

Defined benefit pension plans

The present value of pension commitments are recorded as a liability calculated using an actuarial method. For Swedish pension plans, an actuarial calculation is performed based on rules issued by the Financial Supervisory Authority, and for non-Swedish plans, local rules are applied.

Foreign currency transactions and translation of foreign subsidiary financial statements

A transaction denominated in a foreign currency is recorded, on initial recognition, in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of the transaction or on reporting the transaction at rates different from those at which it was initially recorded during the period, or reported in previous financial statements, are recognised as income or as expenses in the period in which they arise.

In translating the financial statements of the Company’s foreign subsidiaries, the assets and liabilities of the foreign subsidiaries are translated at the year-end exchange rate. Income and expense items of the foreign subsidiaries are translated at the average exchange rate for the period. The resulting exchange differences from translating a foreign subsidiary are classified

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

as equity until the disposal of the foreign subsidiary, at which time the exchange rate differences are recorded as income.

Derivative instruments and hedging activities

The Company uses derivative financial instruments in the form of foreign exchange forward contracts and, in some instances, interest rate swap agreements to hedge certain exposures in relation to the effect of changes in foreign exchange rates and in market interest rates.

The Company defers gains and losses from derivative financial instruments that are designated and qualify as hedges and recognizes them in the consolidated income statement in the period in which the underlying hedge exposure affects earnings. Derivative financial instruments that are not designated as qualifying hedges are recorded as short-term investments in the consolidated balance sheet at the lower of cost or market value with adjustments to earnings as a component of interest and other financial income.

Cash and cash-equivalents

Cash and cash-equivalents comprise bank balances, cash on hand and short-term highly liquid investments with original maturities to the Company of ninety days or less.

Income taxes

Current income taxes are recorded for the amounts of taxes due to the appropriate taxing authorities related to the current period’s taxable income. Deferred income tax assets and liabilities are recorded for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect in the year the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Company’s consolidated income statement in the period of the enactment of the change in tax rates.

Deferred tax assets are recognized without a valuation allowance only to the extent that the realization of the benefit related to the asset is more likely than not in the future based on currently available evidence.

All current and non-current deferred tax assets and liabilities of tax-paying components of the Company within each particular tax jurisdiction are offset and presented as a single amount.

Use of estimates

The preparation of financial statements in conformity with Swedish GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities to the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Known and unknown risks, uncertainties and other factors could cause the Company’s actual future results, performance and achievements to differ materially from those estimates.

Segments

ICA manages its business primarily based on information provided by business units and secondarily based upon the market geographies in which it operates. The Group operations are divided between the following business units: ICA Sweden, ICA Norway, ICA Baltic, ICA Denmark, ICA Menyforetagen and ICA Banken. The former four business units relate to

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

retailing operations in the relevant regions and the fifth relates to wholesale activities within catering and convenience stores in Sweden.

2.	Restatement of the historical financial statements prepared in accordance with Swedish GAAP

Certain restatements have been made to the amounts included in the Company’s financial statements prepared in accordance with Swedish GAAP, which have been filed with governmental authorities in Sweden, solely for the purposes of assisting Royal Ahold with its periodic financial reporting requirements with the SEC as described in Note 1.

Swedish GAAP recommends that companies should not restate financial statements but rather record appropriate adjustments in the period in which the information becomes available and, accordingly, the Company’s Swedish GAAP financial statements previously filed with governmental authorities in Sweden have not been recalled or reissued. However, the financial statements presented herein have been adjusted to reflect those adjustments in the appropriate periods.

The impact of the adjustments on net income was as follows:

			Years Ended December 31,
			2003	2002
			(unaudited)	(unaudited)
Net income in accordance with Swedish GAAP as previously reported			725.9	548.0
Reversal of ICA AB purchase accounting	(a	)	1,050.6	1,162.2
Put option on ISO A/S shares	(b	)	100.8	(100.8)
Ekovalda purchase accounting	(c	)	34.0	(34.0)
Vendor allowances on unsold inventories	(d	)	2.8	0.8
Minority interest of ISO A/S	(e	)	9.7	(2.5)
Restructuring of Norwegian distribution center	(f	)	(0.6)	(5.6)
Gain on sale of real estate holding company	(g	)	—	109.8
Surplus provisions	(h	)	—	(74.2)
Subsequent information	(i	)	322.7	(322.7)
Other	(j	)	(7.4)	7.4

Net income in accordance with Swedish GAAP as restated			2,238.5	1,288.4

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

The impact of the adjustments on shareholders’ equity was as follows:

			Years Ended December 31,
			2003	2002
			(unaudited)	(unaudited)
Shareholders’ equity in accordance with Swedish GAAP as previously reported			30,301.4	31,122.6
Reversal of ICA AB purchase accounting	(a	)	(18,132.5)	(19,183.1)
Put option on ISO A/S shares	(b	)	—	(100.8)
Ekovalda purchase accounting	(c	)	—	(34.0)
Vendor allowances on unsold inventories	(d	)	—	(2.8)
Minority interest of ISO A/S	(e	)	—	(9.7)
Restructuring of Norwegian distribution center	(f	)	—	0.6
Gain on sale of real estate holding company	(g	)	—	—
Surplus provisions	(h	)	—	—
Subsequent information	(i	)	—	(322.7)
Other	(j	)	—	(30.7)

Shareholders’ equity in accordance with Swedish GAAP as restated			12,168.9	11,439.4

(a)	Reversal of ICA AB purchase accounting

In connection with the change in ownership structure of the Company in 2000, ICA Ahold AB was created and subsequently acquired all outstanding shares in ICA AB. Neither Swedish GAAP nor international accounting standards had guidance at that time regarding the accounting for this transaction. The Company had previously elected to account for the transaction using the purchase method of accounting, which was consistent with prevailing Swedish accounting practice at the time. In March 2004, a new international accounting standard on business combinations was issued, which discussed the accounting for transactions between entities under common control. As a result, an analogy to international guidance is now available and the Company has elected to retroactively restate its financial statements to adopt this analogy as of the acquisition date. This change led to an elimination of goodwill, real estate and equity in the consolidated balance sheets and amortization expense in the consolidated income statements. All comparative figures have been restated to reflect this change.

(b)	Put option on ISO A/S shares

In connection with the investment in ISO A/S (“ISO”) in 2000, the Company entered into an option agreement with the shareholders of ISO, whereby in 2003, the minority shareholders of ISO could sell their shares in ISO to the Company at a fixed price. The Company recorded the fair value of the option and the related loss when the option was exercised, in 2003. However, in connection with preparing the financial statements for the purposes of filing them with the SEC, management determined that the performance of ISO during 2002 already indicated that it was probable that the minority shareholders would exercise their put option once it became exercisable in 2003 requiring the Company to pay more for the remaining shares in ISO than their fair value. As a result, the loss originally recorded by the Company in 2003 at the time of the exercise of the put option has been reversed, and instead, recorded a year earlier in 2002.

(c)	Ekovalda purchase accounting

During 2002, ICA Baltic AB purchased the remaining 50 percent ownership interest in Ekovalda (ICA Baltic AB previously acquired 50 percent during 2000). The excess of the purchase price over the book value was recorded as goodwill. Management

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

incorrectly accounted for 100 percent of the goodwill associated with the purchase and did not adjust the purchase price allocation for the original 50 percent that it had previously acquired during 2000. Based on this finding the Company adjusted the purchase price allocation for the 50 percent interest in Ekovalda during the year ended December 31, 2003. The Company has reversed the entry posted during 2003 and posted the adjustment to the period in which the transaction occurred.

(d)	Vendor allowances on unsold inventories

As a part of its operations, the Company enters into agreements with suppliers that allow its subsidiaries to receive bonus discounts based upon volumes purchased over specified time periods. For the periods from 2000 through 2002, ICA AB recorded vendor bonuses for its subsidiaries’ performance as the bonus was received rather than as the bonus was earned. A cumulative adjustment was made to the December 31, 2003 financial statements to record the bonuses on an accrual basis. The Company has reversed the entry posted to the year ended December 31, 2003 and posted the adjustments to the period in which the discounts were earned.

(e)	Minority interest of ISO A/S

During 2001, the Company increased goodwill and provisions for unfavorable leases that were acquired in conjunction with the acquisition of ISO. Management originally accounted for 100 percent of this provision, disregarding the minority interest in the provision. This oversight was noted in 2003. Management adjusted the provision for the minority interest portion in the year ended December 31, 2003 financial statements. The Company has reversed the entry posted during 2003 and posted the adjustment to the period in which they were realized.

(f)	Restructuring of Norwegian distribution center

During the year ended December 31, 2000, the Company’s management committed to restructuring several of their Norwegian distribution centers. At the time, management had reason to believe that the cash associated with the restructuring would be spent during 2001. Management noted that there were certain indications that a definitive plan had not been entered into for all of the restructuring expenses. Management concluded that portions of the original provision should be reversed and the expense should be recorded during the period in which liabilities were incurred. Accordingly, the remaining portion of the provision was reversed against equity and the disbursements for 2002 and 2003 were recorded as expense.

(g)	Gain on sale of real estate holding company

At the end of 2001, Canica AS entered into an agreement with ICA AB to acquire all of ICA AB’s shares in Asane Holding, a real estate holding company. In accordance with the agreement, ICA AB transferred the shares to Canica AS on December 31, 2001 with payment for the shares due in 2002. As a result, ICA AB recorded the sale of the shares in 2001 and the related gain from the sale in the amount of SEK 109.8 million. Subsequent to year end, and prior to making payment, Canica AS returned the shares to ICA AB and both parties agreed to cancel the agreement. Prior to the end of 2002, ICA AB completed a sale of the shares Asane Holding to another party and received full payment under the agreement. These financial statements have been restated to record the sale in 2002.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

(h)	Surplus provisions

At the end of 2001, ICA AB recorded certain provisions related to uncertainties regarding the performance of certain of the Company’s business in late part of 2001. During 2002, it was determined that those provisions should not have been recorded as ICA AB did not have adequate support to justify the provisions under the applicable accounting principles. Accordingly, the remaining provisions were fully reversed before the end of 2002. These financial statements have been restated as though the provisions were never recorded at the end of 2001.

(i)	Subsequent information

As described in more detail below, information has become available to the Company’s management in the preparation of these financial statements that was not available at the time the Company filed its Swedish GAAP financial statements with governmental authorities in Sweden. Swedish GAAP does not prescribe the restatement of financial statements for such matters but rather recommends appropriate adjustments in the period in which the information becomes available. Accordingly, the Company’s Swedish GAAP financial statements previously filed with the governmental authorities in Sweden have not been reissued. However, the financial statements presented herein have been adjusted to reflect the information available to management at the date of the audit opinion.

The impact of the subsequent event adjustments on Swedish GAAP net income was as follows:

	Years Ended December 31,
	2003	2002
	(unaudited)	(unaudited)
Impairment of Ekovalda goodwill	108.3	(108.3)
Real estate Lithuania	90.0	(90.0)
Impairment of ISO goodwill	60.1	(60.1)
Impairment of Norwegian properties	54.9	(54.9)
Legal assessment	9.4	(9.4)

Total subsequent events	322.7	(322.7)

The impact of the subsequent event adjustments on shareholders’ equity was as follows:

	As of December 31,
	2003	2002
	(unaudited)	(unaudited)
Impairment of Ekovalda goodwill		(108.3)
Real estate Lithuania	—	(90.0)
Impairment of ISO goodwill	—	(60.1)
Impairment of Norwegian properties	—	(54.9)
Legal assessment	—	(9.4)

Total subsequent events	—	(322.7)

Impairment of Ekovalda goodwill

During the second half of 2002, ICA AB acquired the remaining 50% ownership interest in Ekovalda operating in Lithuania. Having obtained sole control over the operations,

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

during the remainder of 2002 and through the first half of 2003, management undertook a rigorous analysis of the Ekovalda business. Having completed that analysis in 2003, management determined that the entire carrying value of the goodwill was impaired and consequently, wrote off the goodwill in 2003 when the analysis was completed. As the analysis completed in 2003 indicated that the underlying poor performance of Ekovalda existed already in 2002, these financial statements have been restated to reflect the recording of the goodwill impairment in 2002 instead of 2003.

Real estate Lithuania

During 2003, management obtained valuations of certain properties in Lithuania as a result of concerns regarding operating performance. The valuations were completed in 2003, but were based on facts and assumptions existing at December 31, 2002. As a result of the valuations, the Company recorded certain impairments in 2003 when the analysis was completed. As the analysis was based on facts and assumptions existing at December 31, 2002, these financial statements have been restated to reflect the recording of the impairments in 2002 instead of 2003.

Impairment of ISO goodwill

During 2003, the Company began to consider divesting its ownership interest in ISO A/S, although no formal decision to hold the interest for sale was yet made. Analysis completed by management in the middle of 2003 as a result of such consideration indicated that the carrying amount of the goodwill was not fully recoverable, and accordingly, a partial impairment of the goodwill was recorded by the Company in 2003 when such analysis was completed. As the facts and assumptions used in the analysis were largely unchanged from those existing at December 31, 2002, these financial statements have been restated to reflect the recording of the impairment in 2002 instead of 2003.

Impairment of Norwegian properties

During the middle of 2003, the Company obtained independent valuations of 30 properties in Norway which the Company was considering divesting as they were not core to the Norwegian business. The valuations exceeded the properties’ respective carrying amounts, and as a result, impairments were recorded by the Company in 2003 when such analysis was completed. As the facts and assumptions used in the analysis were largely unchanged from those existing at December 31, 2002, these financial statements have been restated to reflect the recording of the impairment in 2002 instead of 2003.

Legal assessment

During 2003, an associated company of ICA AB received a final court ruling regarding a lawsuit which resulted in an assessment being paid by the associated company. Although the legal case arose prior to 2003, no provision had been carried prior to the final court ruling as the Company, based on its best estimates, believed that it was not probable that an assessment would be made against the associated company. As the final outcome of the legal case is known at the time of restating these financial statements, these financial statements have been restated to reflect the recording of the assessment in 2002 instead of 2003.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

(j)	Other

In connection with the restatement of these financial statements, certain other known misstatements, each individually insignificant, where corrected. These amounts reflected the aggregated effect of those corrections.

3.	Reporting per segment

	External Net Sales	Internal Net Sales	Income from Associated Companies	Operating Income	Total Assets	Total Liabilities Including Minority Interest & Provisions	Investments in Tangible & Intangible Fixed Assets	Depreciation, Amortization & Impairment
ICA Sweden
2004	42,980	393	—	1,892	11,298	9,308	1,026	316
2003 (unaudited)	42,729	357	—	2,811	11,142	8,952	695	404
2002 (unaudited)	42,160	345	1	1,868	11,677	10,799	1,124	473

ICA Norway
2004	19,896	—	20	214	9,432	5,978	1,213	750
2003 (unaudited)	20,740	—	2	275	9,227	6,629	1,333	926
2002 (unaudited)	20,930	—	6	851	10,446	7,120	1,372	858

ICA Baltic
2004	3,307	—	5	(112)	2,388	2,563	207	138
2003 (unaudited)	2,764	—	3	(229)	2,284	2,609	364	195
2002 (unaudited)	2,035	—	(59)	(277)	2,240	2,158	775	317

ICA Denmark
2004	1,013	—	—	(263)	98	76	1	275
2003 (unaudited)	1,555	—	—	(58)	879	736	280	216
2002 (unaudited)	1,558	—	—	(216)	984	884	269	107

ICA Menyforetagen
2004	4,355	—	—	(37)	876	838	22	19
2003 (unaudited)	4,030	—	—	(19)	801	780	35	22
2002 (unaudited)	4,042	—	—	(46)	780	758	26	27

ICA Banken
2004	58	—	—	(123)	5,917	5,313	19	65
2003 (unaudited)	53	—	—	(166)	4,902	4,530	40	59
2002 (unaudited)	48	—	—	(174)	4,258	3,887	86	40

ICA AB
2004	202	345	401	295	18,549	19,953	52	141
2003 (unaudited)	109	2	46	54	16,458	8,412	105	124
2002 (unaudited)	135	—	120	42	18,542	9,815	97	112

Elimination
2004	—	(738)	—	—	(18,875)	(21,744)	—	—
2003 (unaudited)	—	(359)	—	—	(14,164)	(13,288)	—	—
2002 (unaudited)	—	(345)	—	—	(15,330)	(13,263)	—	—

Total ICA Group
2004	71,811	—	426	1,866	29,683	22,285	2,540	1,704
2003 (unaudited)	71,980	—	51	2,668	31,529	19,360	2,852	1,946
2002 (unaudited)	70,908	—	68	2,048	33,597	22,158	3,749	1,934

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

	Sweden	Norway	Denmark	Estonia	Latvia	Lithuania	Total
Sales, net
2004	47,596	19,896	1,013	265	1,849	1,192	71,811
2003 (unaudited)	46,920	20,741	1,555	121	1,562	1,081	71,980
2002 (unaudited)	46,385	20,930	1,558	76	1,339	620	70,908

Operating income
2004	2,118	251	(399)	(26)	(20)	(58)	1,866
2003 (unaudited)	2,607	284	(105)	(13)	(67)	(38)	2,668
2002 (unaudited)	1,655	873	(213)	(6)	3	(264)	2,048

Total assets
2004	18,315	9,432	98	74	905	859	29,683
2003 (unaudited)	19,590	9,227	879	40	936	857	31,529
2002 (unaudited)	20,529	10,409	983	63	700	913	33,597

Investments in tangible and intangible fixed assets
2004	1,132	1,213	1	32	106	56	2,540
2003 (unaudited)	875	1,333	280	4	320	40	2,852
2002 (unaudited)	1,333	1,372	269	30	301	444	3,749

4.	Personnel expenses and employment data

Average number of employees

The number of employees has been calculated on the basis of the Company’s measure of normal working hours of 1,800 hours.

	Years Ended December 31,
	2004			2003
					(unaudited)
	Women	Men	Total	Women	Men	Total
Board of Directors	9	41	50	6	40	46
Parent company
Sweden	175	299	474	120	252	372

Subsidiaries
Sweden	1,634	3,821	5,455	1,665	3,770	5,435
Norway	2,731	2,809	5,540	2,662	2,803	5,465
Latvia	2,488	511	2,999	2,391	526	2,917
Denmark	200	251	451	300	377	677
Estonia	329	45	374	174	24	198
Lithuania	1,483	430	1,913	1,328	444	1,772

Total subsidiaries	8,865	7,867	16,732	8,520	7,944	16,464

Total	9,040	8,166	17,206	8,640	8,196	16,836

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

Salary and other remunerations

	Years Ended December 31,
	2004		2003		2002
			(unaudited)		(unaudited)
	The Board, President and Executive VP	Other Employees	The Board, President and Executive VP	Other Employees	The Board, President and Executive VP	Other Employees
Parent company
Sweden	12.2	189.7	12.9	153.4	3.0	110.6

Total, parent company	12.2	189.7	12.9	153.4	3.0	110.6
Subsidiaries
Sweden	26.7	1,620.4	24.3	1,651.7	33.2	1,536.5
Norway	21.8	1,817.8	8.3	1,855.3	4.1	1,866.1
Latvia	6.2	107.0	3.6	98.9	—	80.8
Denmark	2.0	85.3	3.0	121.2	4.6	135.0
Estonia	1.0	14.6	1.2	7.2	—	6.3
Lithuania	1.2	64.4	1.4	59.7	—	33.9

Total subsidiaries	58.9	3,709.5	41.8	3,794.0	41.9	3,658.6

Total	71.1	3,899.2	54.7	3,947.4	44.9	3,769.2

Social security expenses

	Years Ended December 31,
	2004		2003		2002
			(unaudited)		(unaudited)
	Social Security Expenses	of which Pensions	Social Security Expenses	of which Pensions	Social Security Expenses	of which Pensions
Parent company	108.4	39.4	89.9	27.9	42.1	10.3
Subsidiaries	1,227.0	206.2	1,200.9	66.2	1,108.7	71.4

Total	1,335.4	245.6	1,290.8	94.1	1,150.8	81.7

Benefits to Board members and senior executives

No fees were paid to the Board members appointed by the shareholders. Annual General Meeting Board members appointed by the Company’s employees receive a fee for attending each meeting. The total amount of fees paid to Board members was SEK 0.1 million for each of the years ended December 31, 2004, 2003 and 2002.

The salary paid to the Company’s President amounted to SEK 5.0 million, SEK 4.0 million and SEK 5.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Company also paid bonuses to the President in the amount of SEK 4.0 million, SEK 4.0 million, and SEK 3.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. The President’s employment contract stipulates an employment termination notice period of twelve months and a termination payment equal to two years of salary. A notice period of six months applies to a resignation by the President. The President is entitled to receive pension benefits from age 60. The Company bears the cost of the President’s pension benefit by paying premiums to insurance companies each year, equal to 25 percent of the President’s salary.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

5.	Fees paid to auditors and accountants

	Years Ended December 31,
	2004	2003	2002
		(unaudited)	(unaudited)
Audit fees
Deloitte & Touche	15.5	11.5	10.0
Other accounting firms	1.2	2.4	1.1

	16.7	13.9	11.1

Other fees
Deloitte & Touche	3.7	1.0	2.9
Other accounting firms	4.1	0.1	0.8

	7.8	1.1	3.7

6.	Depreciation, amortization and impairment, excluding goodwill

Depreciation and impairment of tangible fixed assets and amortization and impairment of intangible fixed assets, excluding goodwill, has been classified in the consolidated income statements as follows:

	Years Ended December 31,
	2004	2003	2002
		(unaudited)	(unaudited)
Cost of goods sold	674.2	626.0	594.0
Selling expenses	485.4	852.3	607.9
Administrative expenses	81.4	64.3	253.4

	1,241.0	1,542.6	1,455.3

7.	Operational leasing agreements

The Company leases buildings and equipment under operating leases. Expenses to be recorded for leasing rentals and contractual lease payments under existing leases are expected to become due for payment as follows:

	As of December 31,
	2004	2003	2002
		(unaudited)	(unaudited)
Expenses for leasing rentals	2,188.8	2,258.8	1,888.4

Contractual future lease expenses
Maturity date year 1	2,287.1	2,034.0	1,902.9
Maturity date year 2	2,114.4	1,847.6	1,611.9
Maturity date year 3	1,892.1	1,587.3	1,279.1
Maturity date year 4	1,631.3	1,399.8	1,111.8
Maturity date year 5 or later	7,503.7	4,498.2	4,568.9

	15,428.6	11,366.9	10,474.6

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

8.	Other operating income

	Years Ended December 31,
	2004	2003	2002
		(unaudited)	(unaudited)
Profit-share, share dividends	79.6	37.4	39.0
Gains on sales of fixed assets	319.2	1,181.1	475.5
Net interest income - banking activities	145.0	78.9	67.7
Other income	—	—	23.8

	543.8	1,297.4	606.0

9.	Financial income and expenses

	Years Ended December 31,
	2004	2003	2002
		(unaudited)	(unaudited)
Earnings on other securities and receivables classified as financial fixed assets	6.6	2.7	7.7

Interest and other financial income
Interest income, associated companies	3.7	5.5	11.9
Other interest income	103.6	145.9	95.0

	107.3	151.4	106.9

Interest and other financial expenses
Foreign currency differences	(16.4)	(31.9)	(13.4)
Other interest expense	(234.2)	(434.4)	(552.5)

	(250.6)	(466.3)	(565.9)

10.	Impairment of financial fixed assets

Impairments of the Company’s investments in unconsolidated subsidiaries amounted to SEK 62.3 million, SEK 43.4 million and SEK 51.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. The impairments are included as a component of administrative expenses in the consolidated income statements.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

11.	Income Taxes

	Years Ended December 31,
	2004	2003	2002
		(unaudited)	(unaudited)
Income taxes
Current income taxes	(266.4)	(312.5)	(201.9)
Deferred income taxes	53.6	199.4	(78.9)

	(212.8)	(113.1)	(280.8)

The following is a reconciliation of income taxes computed at the statutory rate to the Company’s effective income tax rate:

	Years Ended December 31,
	2004	2003	2002
		(unaudited)	(unaudited)
Statutory income tax rate	28.0%	28.0%	28.0%
Non-taxable income	(13.5)%	(27.5)%	(11.3)%
Non-deductible goodwill amortization	5.6%	3.9%	2.9%
Differences in foreign countries tax rates	(0.9)%	(1.2)%	—
Income tax benefits not recorded related to income tax loss carryforwards	(1.0)%	1.5%	1.4%
Results from associated companies’ net income	(6.9)%	—	—
Minority interest	0.1%	—	—
Other	0.9%	0.1%	(3.4)%

Effective income tax rate	12.3%	4.8%	17.6%

	As of December 31,
	2004	2003
		(unaudited)
Deferred tax assets and liabilities
Fixed assets	12.8	—
Provisions	58.0	36.1
Loss carryforwards	56.0	61.8

Total deferred tax assets	126.8	97.9

Untaxed reserves	(720.2)	(728.9)
Tangible and intangible fixed assets	(19.0)	(20.8)
Provisions	29.5	21.5
Loss carryforwards	10.8	4.6
Inventories	1.9	1.9

Total deferred tax liabilities	(697.0)	(721.7)

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

12.	Intangible fixed assets

	Years Ended December 31,
	2004	2003
		(unaudited)
Capitalized software development costs
Cost – beginning of year	399.5	389.5
Acquisitions	59.8	85.3
Disposals	(18.7)	(74.0)
Exchange rate differences	(0.3)	(1.3)

Cost – end of year	440.3	399.5

Accumulated amortization – beginning of year	(120.4)	(49.1)
Disposals	13.9	43.8
Impairments	—	(44.9)
Amortization expense	(83.8)	(69.7)
Exchange rate differences	(0.1)	(0.5)

Accumulated amortization – end of year	(190.4)	(120.4)

Net book value – end of year	249.9	279.1

	Years Ended December 31,
	2004	2003
		(unaudited)
Goodwill
Cost – beginning of year	3,230.9	4,064.0
Acquisitions	46.8	358.9
Disposals	(500.9)	(1,036.2)
Exchange rate differences	3.1	(155.8)

Cost – end of year	2,779.9	3,230.9

Accumulated amortization – beginning of year	(1,334.5)	(1,969.6)
Disposals	471.5	1,029.2
Impairments	(236.9)	(154.1)
Amortization expense	(226.5)	(249.4)
Exchange rate differences	4.8	9.4

Accumulated amortization – end of year	(1,321.6)	(1,334.5)

Net book value – end of year	1,458.3	1,896.4

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

	Years Ended December 31,
	2004	2003
		(unaudited)
Other intangible fixed assets
Cost – beginning of year	116.2	113.2
Acquisitions	19.6	3.0

Cost end of year	135.8	116.2

Accumulated amortization – beginning of year	(29.4)	(15.4)
Amortization expense	(16.5)	(14.0)

Accumulated amortization – end of year	(45.9)	(29.4)

Net book value – end of year	89.9	86.8

13.	Tangible fixed assets

	Years Ended December 31,
	2004	2003
		(unaudited)
Buildings and land
Cost – beginning of year	10,949.1	13,012.4
Acquisitions	1,257.7	1,539.6
Disposals	(1,000.1)	(3,142.1)
Reclassifications	(416.2)	155.8
Exchange rate differences	24.5	(616.6)

Cost – end of year	10,815.0	10,949.1
Accumulated depreciation – beginning of year	(2,201.9)	(2,865.4)
Disposals	391.6	1,122.7
Impairments	(27.1)	(92.8)
Depreciation expense	(272.7)	(324.6)
Exchange rate differences	(14.3)	(41.8)

Accumulated depreciation – end of year	(2,124.4)	(2,201.9)

Net book value – end of year	8,690.6	8,747.2

Taxable value of properties in Sweden:
Land	366.2	347.0
Buildings	1,981.1	2,211.7

	2,347.3	2,558.7

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

	Years Ended December 31,
	2004	2003
		(unaudited)
Leasehold improvements
Cost – beginning of year	218.3	176.2
Acquisitions	98.5	29.4
Disposals	(30.8)	(6.5)
Reclassifications	254.1	23.3
Exchange rate differences	1.2	(4.1)

Cost – end of year	541.3	218.3
Accumulated depreciation – beginning of year	(132.9)	(77.9)
Disposals	—	3.1
Reclassifications	(36.9)	(23.4)
Impairments	—	(9.3)
Depreciation expense	(50.0)	(25.6)
Exchange rate differences	(1.9)	0.2

Accumulated depreciation – end of year	(221.7)	(132.9)

Net book value – end of year	319.6	85.4

	Years Ended December 31,
	2004	2003
		(unaudited)
Equipment, tools and installments
Cost – beginning of year	6,741.7	8,492.0
Acquisitions	847.0	773.9
Reclassifications	29.6	(123.4)
Disposals	(877.9)	(2,108.2)
Exchange rate differences	9.9	(292.6)

Cost – end of year	6,750.3	6,741.7
Accumulated depreciation – beginning of year	(4,322.8)	(5,019.3)
Disposals	758.2	1,607.6
Impairments	(32.2)	(44.9)
Depreciation expense	(746.0)	(872.3)
Exchange rate differences	(12.6)	6.1

Accumulated depreciation – end of year	(4,355.4)	(4,322.8)

Net book value – end of year	2,394.9	2,418.9

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

	Years Ended December 31,
	2004	2003
		(unaudited)
Construction in progress
Cost – beginning of year	387.7	584.8
Acquisitions	210.3	36.7
Reclassifications	129.4	(183.5)
Impairments	(12.7)	(44.5)
Exchange rate differences	(1.5)	(5.8)

Cost – end of year	713.2	387.7

Reclassifications reflect the transfer of assets to depreciable fixed assets upon the completion of construction.

14.	Financial fixed assets

	Years Ended December 31,
	2004	2003
		(unaudited)
Shares in unconsolidated subsidiaries
Carrying value – beginning of year	64.4	121.6
Acquisitions	88.2	53.1
Impairments in excess of earnings	(62.3)	(43.4)
Disposals	(46.9)	(66.9)

Carrying value – end of year	43.4	64.4

	Years Ended December 31,
	2004	2003
		(unaudited)
Shares in associated companies
Carrying value before impairment provision – beginning of year	2,282.4	2,436.6
Acquisitions	62.7	109.8
Undistributed earnings	300.7	(22.4)
Reclassifications	—	(46.6)
Disposals	(2,461.1)	—
Exchange rate differences	11.9	(195.0)

Carrying value before impairment provision – end of year	196.6	2,282.4

Impairment provision – beginning of year	(18.4)	(3.4)
Reclassifications	—	(5.0)
Impairments	—	(10.0)

Impairment provision – end of year	(18.4)	(18.4)

Carrying value – end of year	178.2	2,264.0

Reclassifications reflect the acquisition of sufficient shares to record these investments, which were previously recorded using the equity method of accounting, as subsidiaries.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

	Years Ended December 31,
	2004	2003
		(unaudited)
Other long-term securities holdings
Cost – beginning of year	46.0	59.7
Acquisitions	1.9	9.0
Disposals	(1.2)	(19.3)
Exchange rate differences	—	(3.4)

Cost – end of year	46.7	46.0
Impairment provision – beginning of year	(34.7)	(34.7)

Impairment provision – end of year	(34.7)	(34.7)

Net book value – end of year	12.0	11.3

15.	Shares in associated companies

				Carrying Value		Income (Loss) Recorded by ICA
	Nominal Ownership			Years Ended December 31,		Years Ended December 31,
	No.	Value	%	2004	2003	2004	2003	2002
					(unaudited)		(unaudited)	(unaudited)
HB Luntmakaren	—	—	50	—	—	—	—	—
Statoil Detaljhandel Skand AS	1,300,000	1,300.0	50	—	1,906.2	457.4	86.8	151.1
Netto Marknad, ICA & DSG AB	50,000	5.0	50	31.1	30.5	(56.9)	(40.8)	(31.3)
HB Näringshuset	—	—	50	9.3	9.2	0.1	(0.1)	0.4
Gnejsen i Sala Fastighets AB	400	0.1	50	3.5	3.4	0.2	0.4	0.3
Linstow Senterutvikling AS	665,000	66.5	25	—	138.3	5.4	8.4	(5.3)
UAB Rimi Lietuva	10,000	0.1	50	—	—	—	—	(51.9)
Viesnica Ridzene SLA	192	4.7	25	—	—	—	(5.3)	(1.9)
Restaurangakademin AB	100	0.1	50	—	—	—	—	—
K/S Köpmändenes Indköp IBS	—	—	50	—	—	—	—	—
BergEiendom AS	317	0.3	49	33.1	36.8	0.9	1.9	(2.7)
KS Oti-Senteret AS	1,232	1.4	41	12.5	12.1	2.4	2.6	2.4
Myra Senter AS	34	—	34	1.4	1.4	—	—	(3.0)
Hans Baucks Vei 1 ANS	—	—	25	6.2	6.5	0.2	0.5	—
Profier AS	125,000	1.3	25	—	26.2	(0.2)	2.8	2.6
Möre Detalj AS	31,311	31.3	49	—	—	—	—	(0.7)
Spannavegen 148 ANS	100	0.1	50	1.4	6.1	1.9	(0.2)	(0.6)
Click	—	—	—	—	—	—	—	—
Moestue Grape Selection AS	35	0.1	35	—	5.9	7.7	4.2	1.2
Kremmergården ANS	—	—	50	8.5	7.9	0.9	0.9	—
Moa Syd AS	114,626	11.5	30	21.7	21.9	(0.3)	(0.2)	—
Rensvik Sentrum	100	0.1	50	6.5	6.5	—	—	—
Sagena Panorama AS	850	—	50	9.4	6.6	3.3	(2.6)	—
Åsane Eiendomsinvest AS	100,000	10.0	50	—	10.3	(0.9)	(0.5)	—
Other Norwegian associated companies 44 (51)	—	—	—	33.6	28.2	4.1	(7.8)	7.5

Total shares in associated companies				178.2	2,264.0	426.2	51.0	68.1

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

16.	Accrued income and prepaid expenses

	As of December 31,
	2004	2003
		(unaudited)
Accrued income and prepaid expenses
Accrued rent income	19.3	19.4
Accrued interest income	6.6	39.4
Accrued bonuses from suppliers	241.2	375.9
Accrued royalties, dividends and profit-sharing revenue	131.3	69.0
Accrued marketing income	24.5	25.1
Accrued services	21.9	9.6
Accrued charges - ICA stores	152.3	187.4
Accrued non-invoiced customers	13.9	21.6
Accrued real estate expenses	30.5	44.3
Accrued real estate gains	—	15.2
Other accrued income	309.7	550.1
Prepaid rent expenses	105.5	88.3
Prepaid insurance expenses	20.9	17.7
Prepaid merchandise expenses	21.9	59.2
Prepaid real estate expenses	112.8	130.7
Other prepaid expenses	88.7	60.5

	1,301.0	1,713.4

17.	Accrued expenses and deferred income

	As of December 31,
	2004	2003
		(unaudited)
Accrued expenses and deferred income
Accrued salary, holiday and social security expenses	1,327.6	1,341.8
Accrued interest expenses	66.7	61.3
Accrued bonuses	37.7	26.4
Accrued IT expenses	84.4	65.9
Accrued merchandise expenses	147.2	135.7
Accrued services expenses	72.7	64.1
Accrued transport expenses	63.8	41.2
Accrued real estate expenses	90.0	60.4
Other accrued income	12.4	6.2
Other accrued expenses	163.1	158.8

	2,065.6	1,961.8

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

18.	Shareholders’ equity

Changes in consolidated shareholders’ equity were as follows:

	Share Capital	Restricted Reserves	Non-restricted Reserves	Net Income for the Period	Total Shareholders’ Equity
Balance – January 1, 2002 (unaudited)	500.0	1,853.0	6,774.9	1,181.8	10,309.7
Translation differences (unaudited)	—	—	430.5	—	430.5
Dividends declared and paid (unaudited)	—	—	592.6	(1,181.8)	(589.2)
Net income for the year (unaudited)	—	—	—	1,288.4	1,288.4

Balance – December 31, 2002 (unaudited)	500.0	1,853.0	7,798.0	1,288.4	11,439.4

Balance – January 1,2003 (unaudited)	500.0	1,853.0	7,798.0	1,288.4	11,439.4
Translation differences (unaudited)	—	—	(918.4)	—	(918.4)
Shareholders’ contributions (unaudited)	—	—	73.4	—	73.4
Dividends declared and paid (unaudited)	—	—	624.4	(1,288.4)	(664.0)
Net income for the year (unaudited)	—	—	—	2,238.5	2,238.5

Balance – December 31, 2003 (unaudited)	500.0	1,853.0	7,577.4	2,238.5	12,168.9

Balance – January 1,2004	500.0	1,853.0	7,577.4	2,238.5	12,168.9
Transfers between restricted and non-restricted reserves	—	(52.7)	52.7	—	—
Translation differences	—	—	(59.4)	—	(59.4)
Dividends declared and paid	—	—	(3,989.9)	(2,238.5)	(6,228.4)
Net income for the year	—	—	—	1,517.6	1,517.6

Balance – December 31, 2004	500.0	1,800.3	3,580.8	1,517.6	7,398.7

Non-restricted reserves is the sum of the free reserves of ICA AB and that portion of each subsidiary’s equity that could be paid as a dividend without requiring ICA AB to write down the book value of the subsidiary. The remaining portion of equity is recognized as restricted reserves.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

19.	Provisions

	As of December 31,
	2004	2003
		(unaudited)
Pension provisions
Provisions for union pensions	606.5	553.5
Other pension provisions	123.4	118.2

	729.9	671.7

Other provisions
Provisions relating to contracts	91.3	146.6
Restructuring provisions	15.1	3.4

	106.4	150.0

20.	Liabilities to credit institutions

	As of December 31,
	2004	2003
		(unaudited)
Maturity day less than 1 year	7,418.5	4,070.2
Current portion on long-term debt	—	8.6
Maturity, at least 1 year but no more than 5 years from the balance sheet date	69.4	28.6
Maturity later than 5 years from the balance sheet date	60.9	67.6

	7,548.8	4,175.0

All long-term liabilities to credit institutions are interest bearing.

21.	Pledged assets and contingent liabilities

	As of December 31,
	2004	2003
		(unaudited)
Pledged assets
Corporate mortgages	40.0	40.0
Property mortgages	94.4	166.8
Restricted cash	4.9	9.8

	139.3	216.6

Contingent liabilities
Guarantees for subsidiaries	5.8	5.8
Liabilities of certain associated partnerships	3.8	4.0
Guarantees and contingent liabilities	285.3	268.8

	294.9	278.6

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

22.	Legal proceedings

Liabilities of certain associated partnerships reflect the liabilities of partnerships in which ICA AB acts as a general partner, thereby exposing ICA AB to the liability in the event of default by the partnership.

Arbitration proceedings were initiated on February 21, 2003, by Sverre Horn and Gediminias Braziunas (together, “Horn c.s.”) against ICA Norge AS (formerly Hakon Gruppen AS) and ICA Baltic AB, both subsidiaries of the Company (together, “ICA Norge”). Horn c.s. alleges breach of a contract relating to the performance of certain services by Horn c.s. for ICA Norge in connection with real estate development projects in Lithuania in consideration for a fee calculated as a percentage of total project costs. Horn c.s. alleges that ICA Norge breached the contract as a result of termination of the contract by ICA Norge in October 2002. ICA Norge responded to Horn c.s. on October 17, 2003, requesting the claim be dismissed and bringing a counterclaim against Horn c.s. for not fulfilling their obligations under the contract. During late 2004, the Company received a favorable conclusion of the arbitration case and contends that there is no additional pending or threatened litigation in respect to this case (other than such legal proceedings that may be necessary in order to enforce the arbitration award). Management does not believe it is probable that any payments would be required that would have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

In connection with a reorganization that took place during January 1990, the shareholders in three regional companies, ICA Eol AB, ICA Essve AB and ICA Hakon AB were offered the opportunity to tender their shares in the regional companies in exchange for shares in ICA AB or cash. ICA AB subsequently called for the compulsory redemption of shares in all regional companies and obtained preferential possession of such shares. The regional companies then filed for arbitration. In June 1997, ICA AB gained approval from the arbitrator for the compulsory redemption. The administrators appealed the arbitration ruling to the district court, which ruled in April 2004 in favor of ICA AB, upholding the decision of the arbitrator. The administrators have chosen to appeal this ruling further. Management has not recorded a liability related to the cases above, as it does not believe it is probable that any payments would be required that would have a material adverse effect on the Company’s financial condition, results of operations or liquidity. No date has been set for the second appeal.

The Company and its subsidiaries are parties to a number of other legal proceedings and investigations that arose as a result of its business operations. The Company believes that the ultimate resolution of these proceedings will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated balance sheets, income statements or statements of cash flows.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

23.	Other accounting data

Cash flow data

The following table breaks out additional information regarding the statement of cash flows:

	Years Ended December 31,
	2004	2003	2002
		(unaudited)	(unaudited)
Cash paid for interest	102.4	280.5	440.0

Cash paid for income taxes	441.1	223.0	293.4

Non-cash capital lease transactions	95.3	176.0	113.9

Components of changes in other assets:
Accounts receivable from shareholders	(75.4)	(34.0)	—
Accounts receivable from unconsolidated subsidiaries	(31.5)	(51.7)	(60.8)
Accounts receivable from associated companies - current	68.0	11.2	148.5
Other accounts receivable	(1,974.4)	(598.1)	(415.3)
Accrued income and prepaid expenses	412.4	(7.5)	(167.7)

Total changes in other assets	(1,600.9)	(680.1)	(495.3)

Components of changes in other liabilities:
Liabilities to shareholders	(17.2)	(15.8)	26.9
Liabilities to unconsolidated subsidiaries	12.3	(17.3)	15.0
Liabilities to associated companies	—	(60.7)	(88.3)
Other current liabilities	223.8	(38.1)	(191.1)
Accrued expenses and deferred income	103.8	(29.2)	(88.0)

Total changes in other liabilities	322.7	(161.1)	(325.5)

24.	Subsequent events

On June 8, 2004, ICA Baltic AB and Kesko Food Ltd. signed an agreement creating a joint venture to service the Baltic food market. During November 2004, the joint venture received approval from the competition authorities and began operations during January of 2005. ICA AB contributed cash and property to the joint venture. The in-kind contributions were contributed at their historical basis and no purchase accounting was recorded as a result of the contributions. In return, ICA AB received 50 percent of the voting shares and 50 percent of the participation in the joint venture. ICA AB will account for the investment under the equity method of accounting.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

25.	Related parties

Leasing

In the ordinary course of business, the Company enters into lease agreements both directly and indirectly with related parties in which it either leases properties to the party or from the related parties. The Company leases office space around Stockholm directly to ICA Förbundet.

The following table lists properties rented directly from related parties:

Related Party	Space Leased
Canica AS	• Retail space in central Oslo
• Retail space in the city centers of other Norwegian cities
• Office space in Oslo

In addition, ICA AB has entered into several lease agreements indirectly with related parties, either through its subsidiaries or with a principal of a direct related party. Transactions with indirect related parties and through subsidiaries include the lease of 17 properties from a subsidiary of Canica AS and one Maxi store through an associate of Canica AS. In addition, ICA AB rents several properties in Norway from associates and family members of Canica AS’s management. The associates and family members of Canica AS’s management charge ICA AB based upon the location and amount of space used as well as the nature of the use and the term of the lease.

Other Services

The Company provides general and administrative services to ICA Förbundet, including accounting and financial services, property management services, technology-related services and advertising and marketing services. In return, ICA AB receives consideration and services including the administration of voucher programs, printing services and development services. ICA Förbundet charges ICA AB based upon the volume and nature of services provided.

ICA AB also receives services from Royal Ahold, including participation in the pool purchasing program which allows ICA AB to purchase goods used in its normal operations at a discount, leveraging Royal Ahold’s volume discounts. To participate in this purchasing pool program, Royal Ahold charges ICA AB based on ICA AB’s share of volume and purchasing pool costs. ICA AB also pays Royal Ahold an annual management fee of SEK 24.0 million for participation in the Ahold European Competence Center.

In addition to the purchasing pool program and the Ahold European Competence Center, which ICA AB participates in as part of its normal business activities, Royal Ahold also provides services to ICA AB on an ad hoc basis for due diligence, project management and test marketing. Royal Ahold charges ICA AB based upon the specific services provided and nature of the work.

26.	Summary of Certain Differences between Swedish GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Swedish GAAP, which varies in certain significant respects from US GAAP. Below are descriptions of those differences between Swedish GAAP net income and shareholders’ equity and US GAAP for the year ended December 31, 2004.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

Amortization of goodwill

Under Swedish GAAP, the excess of the consideration paid to acquire a business over the fair value of the identifiable assets and liabilities acquired is recognized as goodwill without separate recognition for other intangible assets acquired, which are deemed to be inherent in the goodwill asset. Beginning with business combinations completed after June 30, 2001, under US GAAP, SFAS No. 141, “Business Combinations,” an acquired intangible asset would be recognized apart from goodwill when such an intangible asset arises from contractual or other legal rights. In addition, under US GAAP, an acquired intangible asset could be recognized apart from goodwill if it is separable from the value of the business as a whole, capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged.

Under Swedish GAAP, as described in Note 1, goodwill is amortized on a straight-line basis not exceeding 20 years. Prior to 2002, under US GAAP, goodwill would be amortized on a straight-line basis over its estimated useful life not to exceed 40 years. As a result of the difference in amortization periods, goodwill amortization for Swedish GAAP prior to 2002 would have been greater than the goodwill amortization under US GAAP and, as a result, certain goodwill amortization recorded for Swedish GAAP would have been reversed for US GAAP. With the adoption of US GAAP, SFAS 142, “Goodwill and Other Intangible Assets,” amortization of goodwill existing as of June 30, 2001 for US GAAP purposes ceased beginning January 1, 2002. As a result, all goodwill amortization recorded for Swedish GAAP in 2002, 2003 and 2004 would be reversed for US GAAP.

Impairment and depreciation of tangible and intangible fixed assets

Under Swedish GAAP, tangible and intangible fixed assets are subject to impairment tests when circumstances indicate that an impairment may exist. In determining whether or not an impairment exists, the Company groups its assets at the lowest level of identifiable cash flows, typically, the country level. If the carrying amount an asset (or asset group) exceeds its recoverable amount, which is the greater of its net selling price and value in use (value in use is generally measured based on discounted cash flows), an impairment loss is recognized in an amount equal to the difference. Under Swedish GAAP, tangible and intangible fixed assets are depreciated regardless of whether they are held and used in the business or held for sale. In addition, under Swedish GAAP, impairments of tangible and intangible fixed assets whose recoverable amount improves and subsequently exceeds its carrying value can be reversed to the lower of the pre-impairment carrying value or the new recoverable amount.

Under US GAAP, long lived assets to be held and used in the Company’s business are subject to impairment tests when circumstances indicate that an impairment may exist. Under US GAAP, once taken, an impairment is considered permanent and cannot subsequently be recovered. US GAAP segregates assets into assets held for use and assets held for sale for purposes of impairment testing. In determining whether assets held for use should be impaired, the carrying value of the asset is compared to the undiscounted cash flows associated with the asset. Assets are grouped at the lowest level of identifiable cash flows. Only if an asset’s (or asset group’s) carrying amounts exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of the asset, an impairment loss is recognized in an amount equal to the amount by which the asset’s carrying amount exceeds its fair value, which is generally measured based on discounted cash flows. Assets that are held for sale are recorded at the lower of carrying amount or fair value. Long lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell, and depreciation is ceased.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

As a result of the differences between Swedish GAAP and US GAAP described above, measurement differences could arise between Swedish GAAP and US GAAP regarding the recognition and reversal of impairments of long-lived assets and depreciation expense.

Sales of real estate

Under Swedish GAAP, as discussed in Note 1, revenue from the sale of real estate (or shares in companies that hold real estate as a sole or primary asset) is normally recognised when legal title of the real estate (or shares in companies that hold real estate as a sole or primary asset) passes to the buyer. However, in some jurisdictions the equitable interest in a property may vest in the buyer before legal title passes and therefore the risks and rewards of ownership have been transferred. In such cases, provided that the Company has no further substantial acts to complete under the purchase contract, revenue is recognized. In instances where the Company has not received full payment of the selling price from the buyer, the Company delays recognition of revenue until sufficient evidence of the buyer’s commitment to complete payment can be obtained.

Under US GAAP, profit from the sale of real estate (or shares in companies that hold real estate as a sole or primary asset) would be recognized in full when real estate is sold, provided (i) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated and (ii) the earnings process is virtually complete, that is, the seller is not obliged to perform significant activities after the sale to earn the profit.

US GAAP provides additional guidance beyond the overriding principles in the previous paragraph. Profit cannot be recognized until all the following are satisfied: (i) a sale is consummated (ii) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (iii) the Company’s receivable is not subject to future subordination and (iv) the Company has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

Under US GAAP, a sale of real estate would not be considered consummated until (i) the parties are bound by the terms of a contract (ii) all consideration has been exchanged (iii) any permanent financing for which the Company is responsible has been arranged and (iv) all conditions precedent to closing have been performed. Usually, those four conditions are met at the time of closing or after closing - not when an agreement to sell is signed or at a pre-closing.

As a result of the differences between Swedish GAAP and US GAAP described above, gains on the sale of real estate could, in some instances, be recognized earlier for Swedish GAAP than for US GAAP.

As described previously, differences in impairments and depreciation of real estate between Swedish GAAP and US GAAP could affect the carrying amounts of real estate and amounts of the gains or losses on sales of real estate.

Sale and leaseback of real estate for the Company’s own active use

Under Swedish GAAP, as discussed in Note 1, the Company enters into sale and leaseback arrangements with various third parties, whereby the Company sells real estate and simultaneously leases it back from the purchaser for the Company’s own active use (typically a warehouse or a Company-owned retail store). The leaseback arrangements are classified as operating leases for Swedish GAAP purposes. As the sale and leaseback arrangement is

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

transacted at fair value, the gain or loss on the sale is recognized immediately and rent expense is recognized as incurred in the consolidated income statement under Swedish GAAP.

Under US GAAP, the Company would be required to determine whether or not the transaction qualifies for sale and leaseback accounting. Sale and leaseback accounting would be used by the Company only if the sale and leaseback transaction meets all of the following criteria: (i) a sale is consummated (ii) the transaction involves a normal leaseback (iii) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property and (iv) the Company has transferred to the buyer substantially all of the other risks and rewards of ownership demonstrated by the absence of any continuing involvement in the real estate by the Company.

Under US GAAP, the leaseback transactions are also operating leases for the Company. However, under US GAAP, gains on transactions qualifying as sale and leasebacks would be recognized based on the degree to which the Company retains the right to use the real estate through the term of the leaseback arrangement. Where the Company retains substantially all of the use of the property, the gain on the sale transaction would be required to be deferred and amortized over the lease term. Where the Company retains only a minor use of the property, any profit or loss generally would be recognized at the date of sale. If the Company retains more than a minor part but less than substantially all of the use of the property, any profit in excess of the present value of the minimum lease payments would be recognized at the date of sale. Losses would be recognized immediately upon consummation of the sale.

As a result of the differences between Swedish GAAP and US GAAP described above, certain gains that were recognized at the date of sale and leaseback transactions under Swedish GAAP would be deferred and amortized under US GAAP.

As described previously, differences in impairments and depreciation of real estate between Swedish GAAP and US GAAP could affect the carrying amounts of real estate and amounts of gains or losses on sales of real estate, which is deferred under US GAAP until the criteria above have been met.

Sale and leaseback of real estate for sublease to third parties

Under Swedish GAAP, as discussed in Note 1, the Company enters into sale and leaseback arrangements with various third parties, whereby the Company sells real estate and simultaneously leases it back from the purchaser for the Company’s sublease to third parties (typically franchise operated retail stores). In other instances, the arrangements provide the Company with an option to repurchase the real estate at fair value. The leaseback arrangements are classified as operating leases for Swedish GAAP purposes. As the sale and leaseback arrangement is transacted at fair value, the gain or loss on the sale is recognized immediately and rent expense is recognized as incurred in the consolidated income statements under Swedish GAAP.

Under US GAAP, the Company would be required to determine whether or not the transaction qualifies for sale and leaseback accounting. Sale and leaseback accounting would be used by the Company only if a sale and leaseback transaction meets all of the following criteria: (i) a sale is consummated (ii) the transaction involves a normal leaseback (iii) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property and (iv) the Company has transferred to the buyer substantially all of the other risks and rewards of ownership demonstrated by the absence of any continuing involvement in the real estate by the Company.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

US GAAP provides that criteria (ii) above is not satisfied when the Company does not use the real estate leased back for its own active use, but rather subleases it to third parties and such sublease is for more than 10 percent of the fair value of the real estate sold. Further, US GAAP provides that criteria (iv) above is not satisfied if the Company has an option to repurchase the real estate from the buyer (whether such repurchase option price is fixed, set to equal fair value, or otherwise). Certain of the Company’s sale and leaseback transactions involved a sublease to a third party for more than 10 percent of the fair value of the real estate sold, or include repurchase options set to equal fair value of the real estate.

Where sale and leaseback transactions under Swedish GAAP do not qualify for sale and leaseback accounting under US GAAP, they would be required to be accounted for as a financing whereby: (i) the real estate would remain on the Company’s balance sheet subject to the normal depreciation policies of the Company (ii) the proceeds received by the Company for the transaction would be recorded as a loan which accrues interest and (iii) cash paid over the term of the transaction by the Company would be allocated between interest on the loan and a reduction of the loan balance.

As a result of the differences between Swedish GAAP and US GAAP described above, certain gains that were recognized at the date of the sale and leaseback transactions under Swedish GAAP would not recognized under US GAAP and interest expense and depreciation would be recognized instead of operating lease rental expense.

Derivative instruments

Under Swedish GAAP, as discussed in Note 1, gains and losses from derivative financial instruments that are designated and qualify as hedges are deferred and are recognized in the consolidated income statements in the same period in which the underlying hedge exposure affects earnings. Derivative financial instruments that are not designated as qualifying hedges are recorded as short-term investments in the consolidated balance sheet at the lower of the cost or market value.

Under US GAAP, all derivatives must be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Contracts that do not in their entirety meet the definition of a derivative may contain embedded derivative instruments. If certain conditions are met, US GAAP requires an embedded derivative to be separated from its host contract and accounted for separately at fair value.

If certain rigorous hedge designation and documentation requirements are fulfilled, a derivative instrument can qualify for hedge accounting under US GAAP. For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) are recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument’s gain or loss is reported in shareholders’ equity as other comprehensive income and is reclassified into earnings in the period(s) during which the transaction being hedged affects earnings. The ineffective portion of a hedging derivative’s fair value change is recorded in earnings. The Company would not satisfy the designation and documentation requirements necessary to qualify for the US GAAP hedge accounting and, thus, would not apply any hedge accounting under US GAAP. Accordingly, all changes in the fair values of derivatives would be recorded in the consolidated income statements for US GAAP. During the year, the Company enters into forward contracts to purchase energy which are considered derivative instruments but have not been designated as hedge instruments under US GAAP. Under Swedish GAAP, management has recorded a provision for the forward contracts to be carried at the lower of

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

cost or market value, while under US GAAP the forward contracts would be recorded at the market value, with any changes going through the current period consolidated income statement. As a result of the differences between Swedish GAAP and US GAAP described above, certain fair value adjustments would be recognized on outstanding derivative contracts for US GAAP that are not recognized for Swedish GAAP.

Pensions

Swedish GAAP generally requires recording the present value of pension commitments as a liability. Swedish GAAP does not specify the actuarial method to be used. For Swedish pension plans, an actuarial calculation is performed based on rules issued by the Financial Supervisory Authority, and for non-Swedish plans, local rules are applied. Pension liabilities recorded under Swedish GAAP do not take into account projected future salary increases and discount rates are generally lower for Swedish GAAP than allowable for US GAAP.

Under US GAAP, the use of an actuarial method for determining defined benefit pension costs and liabilities is required. US GAAP allows for the deferral of actuarial gains and losses (with amortization of deferrals in excess of a specific corridor) that result from changes in assumptions or differences between assumptions and actual experience.

As a result of the differences between Swedish GAAP and US GAAP described above, timing differences could arise between Swedish GAAP and US GAAP regarding the recognition of pension expense and pension obligations.

Restructuring provisions for existing businesses

Under Swedish GAAP, as discussed in Note 1, the Company records provisions for restructuring costs when the Company has a constructive obligation to incur the restructuring costs. A constructive obligation to restructure arises when the Company has a sufficiently detailed plan of restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Provisions recorded for restructurings include only the direct expenditures arising from the restructuring, which are both sufficiently detailed and not associated with the ongoing activities of the Company.

Under US GAAP, restructuring costs are measured at fair value and are recorded in the period in which the liability is incurred rather than at the date of a commitment to a plan by management. For involuntary employee termination benefits, if employees are not required to render service until they are terminated in order to receive the termination benefits or if employees will not be retained to render service beyond the minimum retention period, a liability for the termination benefits is recognized and measured at its fair value at the date that the plan is communicated to the employees. If employees are required to render service until they are terminated in order to receive the termination benefits and will be retained to render service beyond the minimum retention period, the liability for the termination benefits is measured initially at the communication date, based on the fair value of the liability as of the termination date, and then recognized ratably over the future service period. A liability for costs to terminate a contract before the end of its term is recognized and measured at its fair value when the entity terminates the contract. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. A liability for other costs of a restructuring plan is recognized and measured at its fair value in the period in which the liability is incurred (generally, when goods or services associated with the activity are received). The liability is not recognized before it is incurred,

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

even if the costs are incremental to other operating costs and will be incurred as a direct result of a plan.

As a result of the differences between Swedish GAAP and US GAAP described above, timing differences could arise between Swedish GAAP and US GAAP regarding the recognition of certain restructuring costs as liabilities in the consolidated balance sheets and expenses in the consolidated income statements.

Elimination of profit on transactions with unconsolidated subsidiaries

Under Swedish GAAP, as discussed in Note 1, certain retail store entities in Sweden, which are created by the Company and operated by the Company for a period of time pending transfer of ownership to a franchisee, are not consolidated by the Company as ownership is intended to be temporary and it is not the Company’s business model in Sweden to own and operate the store beyond a reasonable start-up period. Similarly, the Company may purchase a franchised store from the franchisee pending the re-assignment of the store to a new franchisee. The Company does not consolidate the store during the temporary ownership period. As a result, transactions between the Company and such retail store entities, including sales of products from the Company’s inventory to the store entities, are not eliminated in the consolidated financial statements of the Company prepared under Swedish GAAP.

Under US GAAP, the stores would be required to be consolidated with the Company during the time which the Company controls the retail store entities leading up to the transfer of control to the franchisee. Accordingly, transactions between the Company and the retail store entities would be eliminated when consolidated under US GAAP.

As a result of the differences between Swedish GAAP and US GAAP described above, timing differences would arise between Swedish GAAP and US GAAP regarding the recognition of certain income and expense items.

Elimination of profit on sales to associates

Swedish GAAP does not have specific guidance regarding the elimination of profit on the sale of inventory to investees accounted for using the equity method. Transactions between the Company and such associates, including sales of products from the Company’s inventory to the associates, are not eliminated in the consolidated financial statements of the Company.

US GAAP requires that profits from the sale of inventory to equity investees be eliminated in the consolidated income statement and balance sheet to extent of the Company’s ownership interest.

The differences in the elimination of intercompany profits between Swedish GAAP and US GAAP noted above could result in differences in the amount of net sales that are recognized for Swedish GAAP compared to US GAAP.

Guarantees

Under Swedish GAAP, the Company does not record a liability pursuant to a guarantee granted by the Company to a third party unless (i) the entity has a present obligation (legal or constructive) as a result of a past event (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (iii) a reliable estimate can be made of the amount of the obligation. Rather, the Company records such amounts in an off-balance sheet account called contingent liabilities.

ICA AB and Subsidiaries

Notes to Consolidated Financial Statements (Amounts in million of SEK)

December 31, 2004, 2003 (unaudited) and 2002 (unaudited)

Prior to 2003, under US GAAP the Company would not record a liability pursuant to a guarantee granted by the Company to a third party unless it was probable that payments would be required under that guarantee and the amount of the payments could be reasonably estimated. In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that the Company recognize, at the inception of a guarantee, a liability measured at fair value for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The fair value of the guarantee is recognized even if it is not probable that payments will be required under the guarantee. Subsequent to the recognition of the obligation for the guarantee at fair value, the liability is amortized to earnings over the term of the guarantee. FIN 45 was applicable on a prospective basis to certain guarantees issued or modified after 2002.

As a result of the differences between Swedish GAAP and US GAAP described above, certain liabilities would be recognized in the consolidated balance sheet under US GAAP at the date of issuance. Subsequent amortization of the guarantee obligation to earnings also creates differences between Swedish GAAP and US GAAP.

Consolidation of Variable Interest Entities

ICA’s consolidation accounting policy for Swedish GAAP is described in Note 1. Certain entities that ICA currently does not consolidate under Swedish GAAP could be required to be consolidated under US GAAP. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46R”) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R for US GAAP, ICA would consolidated any variable interest entity in which ICA holds variable interests and ICA is deemed the primary beneficiary. Portions of the requirements of FIN 46R, which related to newer variable interest entities and all special purpose entities, would have been adopted in 2003 for US GAAP, while other portions, related to older variable interest entities, would have been adopted in 2004 for US GAAP under the transition rules.